UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-38765

Puhui Wealth Investment Management Co., Ltd.

(Translation of registrant’s name into English)

Suite 1002, W3 Office Building, Oriental Commerce Tower

No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

On January 4, 2019, Wei Fan resigned as a director of Puhui Wealth Investment Management Co., Ltd. (the “Company”) for personal reasons.

On January 4, 2019, the board of directors (the “Board”) of the Company appointed Jun Wang as a director to serve until the 2019 annual meeting of shareholders of the Company. Mr. Wang has also been appointed to serve as a member of the audit committee and nominating and corporate governance committee of the Board and as the chairman of the compensation committee of the Board.

Jun Wang, 38, has been serving as a lecturer at the School of Economics and Management since 2011 at China Agricultural University. He has also been serving as the Deputy Director and Secretary General of China Futures and Financial Derivatives Research Center since 2012, the Deputy Director of the MBA Education Center since 2013 and Deputy Dean of the Department of Finance in the School of Economics and Management since 2017 at China Agricultural University. He was the Editor in Chief of Cyclope World Commodity Market 2018 and has published multiple articles in various journals, including the Journal of Futures Markets, since 2007. Mr. Wang received a bachelor’s degree in Public Service Management from Harbin Normal University, a master’s degree in International Trade from China Agricultural University and a doctorate degree in Agricultural Economic Management from China Agricultural University. He has also been serving as a director of Zhongxin Construction Investment Fund Management Co., Ltd. since December 2018. The Board believes that he is well qualified to serve on the Board because of his insight and background in finance and management.

There were no arrangements or understandings between Mr. Wang and any other persons pursuant to which Mr. Wang was appointed as a director of the Company. In addition, there are no family relationships between Mr. Wang and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer. Furthermore, since July 1, 2017, there have been no transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which Mr. Wang had or will have a direct or indirect material interest, and there are currently no such proposed transactions.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.

(Registrant)

Date:   January 9, 2019

By:	/s/ Zhe Ji
Name: Zhe Ji
Title: Chief Executive Officer